SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 12, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

CGI completes the purchase of 100 million of its shares from BCE

Montreal, Quebec – January 12, 2006 – CGI Group Inc. (TSX: GIB.SV.A; NYSE: GIB) and BCE Inc. (TSX, NYSE: BCE) today announced that they have finalized the transaction previously announced on December 16, 2005 whereby CGI would purchase for cancellation 100 million of its class A subordinate shares currently held by BCE at a price of $8.5923 per share. The purchase price is equal to the volume-weighted average price of the class A subordinate shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005. CGI has financed the acquisition price of $859,230,000 through cash on hand and utilization of its credit facilities.

Further to today’s closing of the transaction, CGI has 297,006,088 class A subordinate shares and 33,772,168 class B shares outstanding. BCE, together with a wholly-owned subsidiary, owns 28,296,525 class A subordinate shares. These 28,296,525 class A subordinate shares represent approximately 9.5% of the outstanding class A subordinate shares, 8.6% of the outstanding class A subordinate shares and class B shares on a combined basis and 4.5% of the voting rights attaching to the outstanding class A subordinate shares and class B shares on an aggregate basis.

The disposition of BCE’s stake in CGI is one further result of BCE’s continuing review of its asset base. BCE has determined that it is no longer strategically essential for BCE to hold an investment in CGI given that the focus of Bell Canada, a wholly-owned subsidiary of BCE, is on providing network-centric managed services and applications.

BCE and CGI have agreed that their ongoing relationship can be secured through their existing commercial agreements which have been extended until the year 2016. The extension of these agreements reinforces the relationship between BCE and CGI as it provides important sources of recurring revenue for both parties.

CGI’s current $800 million bank facilities have been successfully increased through a bank syndicate by $200 million to stand at $1 billion. André Imbeau, Executive Vice-President and Chief Financial Officer of CGI said: “With our current unused credit facilities combined with our cash generation capacity, we maintain our flexibility to support our future growth, while impacting positively our earnings per share. Investing in CGI is the best use of our financial resources.”

Following the expiration of a 120-day standstill period from the date hereof, BCE intends to dispose of its remaining 28,296,525 class A subordinate shares in an orderly fashion, with a view to maximizing value for BCE shareholders. BCE has no current intention to acquire additional securities of CGI. However, BCE reserves the right to change its plans and intentions with respect to CGI at any time and BCE may, from time to time, sell or acquire class A subordinate shares (or other securities of CGI) in public or private transactions, subject to the above-mentioned standstill.

As part of this transaction, Michael Sabia, President and Chief Executive Officer of BCE, as well as Lawson Hunter, Executive Vice-President of BCE, have resigned from CGI’s board of directors. In addition, the shareholders' agreement dated July 24,

2003 among CGI, BCE and a wholly-owned subsidiary of BCE was terminated as part of the transaction.

About CGI

Founded in 1976, CGI is the 8th largest independent IT services company in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in the United States, Europe, India and Canada. CGI's annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Website: www.cgi.com.

About BCE

BCE is Canada's largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company's services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada's premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCE Forward- Looking Statements

Certain statements made in this news release, including statements relating to BCE's intentions with respect to the disposition of its remaining shares of CGI or the acquisition of additional shares of CGI, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause results or events to differ materially from current expectations include, among other things, the market price for the shares of CGI and BCE's future corporate objectives and strategies, and the timing of their implementation.

The forward-looking statements contained in this news release represent our expectations as of January 12, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CGI Forward- Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and

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Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company.  These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s 2005 Annual Report or 2005 Form 40-F filed with the SEC, the Company’s 2005 Annual Information Form and in the Company’s MD&A for the fourth quarter of 2005 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Contact Information:

Pierre Leclerc	Thane Fotopoulos
BCE Media Relations	BCE Investor Relations
1000 de la Gauchetière St. West	1000 de la Gauchetière St. West
Suite 3700	Suite 3700
Montreal, Québec H3B 4Y7	Montreal, Québec H3B 4Y7
(514) 391-2007	(514) 870-4619
1-877-391-2007	thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca

Lorne Gorber	Ronald White
Vice-President, Investor Relations	Director, Investor Relations
CGI	CGI
(514) 841-3355	(514) 841-3230
lorne.gorber@cgi.com	ronald.white@cgi.com

Eileen Murphy

Director, Media Relations

CGI

(514) 841-3430

eileen.murphy@cgi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 12, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary